Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Perrigo Company

Subject Company: Elan Corporation, plc

Commission File No.: 001-13896

Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Perrigo Company

Subject Company: Elan Corporation, plc

Commission File No.: 001-13896

Perrigo

Quality Affordable Healthcare Products

Perrigo Fiscal 2013 Fourth Quarter and Year-End Conference Call

August 15, 2013

Consumer Healthcare

Nutritionals | Rx Pharmaceuticals Active Pharmaceutical Ingredients

Important Information For Investors And Shareholders

This document does not constitute an offer to sell, or an invitation to subscribe for or purchase or purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. New Perrigo will file with the SEC a registration statement on Form S-4, each of Perrigo and Elan will file with the SEC a proxy statement and each of New Perrigo, Perrigo and Elan Corporation, plc (“Elan”) will file with the SEC other documents with respect to the transactions contemplated by the Transaction Agreement. In addition, a definitive proxy statement will be mailed to shareholders of Perrigo and Elan. INVESTORS AND SECURITY HOLDERS OF PERRIGO AND ELAN ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement (when available) and other documents filed with the SEC by New Perrigo, Perrigo and Elan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Perrigo and Perrigo will be available free of charge on Perrigo’s internet website at www.perrigo.com or by contacting Perrigo’s Investor Relations Department at +1-269-686-1709. Copies of the documents filed with the SEC by Elan will be available free of charge on Elan’s internet website at www.elan.com or by contacting Elan’s Investor Relations Department at +1-800-252-3526.

Perrigo, Elan, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Transaction Agreement, entered into by New Perrigo, Perrigo and Elan on July 28, 2013 (the “Transaction Agreement”). Information about the directors and executive officers of Elan is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the SEC on February 12, 2013, its Report on Form 6-K, which was filed with the SEC on February 28, 2013, its Report on Form 6-K, which was filed with the SEC on April 25, 2013 and its Report on Form 6-K, which was filed with the SEC on June 5, 2013. Information about the directors and executive officers of Perrigo is set forth in its Annual Report on Form 10-K for the fiscal year ended June 30, 2012, which was filed with the SEC on August 16, 2012, and its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on September 26, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

2 Quality Affordable Healthcare Products™

Forward – Looking Statements

This document includes certain ‘forward looking statements’ within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of Perrigo, its expectations relating to the transactions contemplated by the Transaction Agreement and its future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about Perrigo ‘s managements’ beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. While Perrigo believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s control. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from Perrigo’s current expectations depending upon a number of factors affecting Perrigo’s business, Elan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the transactions contemplated by the Transaction Agreement; subsequent integration of the transactions contemplated by the Transaction Agreement and the ability to recognize the anticipated synergies and benefits of the transactions contemplated by the Transaction Agreement; the receipt of required regulatory approvals for the transactions contemplated by the Transaction Agreement (including the approval of antitrust authorities necessary to complete the transactions contemplated by the Transaction Agreement); access to available financing (including financing for the transactions contemplated by the Transaction Agreement) on a timely basis and on reasonable terms; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; market acceptance of and continued demand for Perrigo’s, and Elan’s products; changes in tax laws or interpretations that could increase Perrigo’s or the combined company’s consolidated tax liabilities; and such other risks and uncertainties detailed in Perrigo’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Perrigo’s Form 10-K for the fiscal year ended June 29, 2013, in Perrigo’s subsequent filings with the SEC and in other investor communications of Perrigo from time to time.

3 Quality Affordable Healthcare Products™

Statements Required by Irish Takeover Laws

The Perrigo directors accept responsibility for all the information contained in this communication. To the best of the knowledge and belief of the Perrigo directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1% or more of any relevant securities in Perrigo or Elan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Perrigo and no one else in connection with the matters described herein and will not be responsible to anyone other than Perrigo for providing the protections afforded to its clients or for providing advice in relation to the matters described in this announcement or any transaction or any other matters referred to herein.

Unless otherwise defined, capitalized items in slides 2 – 4 of this document have the meanings given to them in the announcement dated July 29, 2013 made by Perrigo pursuant to rule 2.5 of the Irish Takeover Rules.

4 Quality Affordable Healthcare Products™

Perrigo & Elan – A Premier Global Healthcare Company

Combines two great companies to create value for our respective shareholders, patients and customers

Creates industry-leading global healthcare company

Furthers platform for international expansion

Diversifies business and strengthens financial profile

Financially compelling

1 + 1 is at least 3…

End Structure

Perrigo Shareholders Elan Shareholders New Perrigo Shares 71%

New Perrigo Shares 29% New Perrigo Perrigo Elan

5 Quality Affordable Healthcare Products™

Combination Empowers Future Growth

Strengthened Financial Profile

Increased revenue and cash flow

Escalating royalty stream on Tysabri®—a blockbuster drug with a 19% 4-year CAGR

$1.9 billion in cash from Elan balance sheet

More Efficient Corporate Structure

Irish domicile to enhance international expansion platform

Tax rate to migrate from ~30% to high teens

Enables Growth Platform

Superior operating company with consistent cash flows

Ability to more successfully compete for M&A assets with global competitors

Scale and scope to continue building differentiated business domestically and internationally

After-tax operational synergies and tax savings

>$150 million annually

Including synergies, accretive to adjusted EPS(1)

+ at least $0.10 in FY’14

+ $0.70-$0.80 in FY’15

(1) The synergy and earning enhancement statement should not be construed as a profit forecast or interpreted to mean that New Perrigo’s earnings in the current or any subsequent financial period, would necessarily match or be greater than or be less than those of Perrigo and / or Elan for the relevant financial period or any other period.

Quality Affordable Healthcare Products™

6

Perrigo Consolidated – Q4 FY 2013 GAAP Financials

From Continuing Operations

Q4 2013 Q4 2012 % Change

($ in millions, except per share amounts) Y/Y

Net Sales $ 967 $ 832 16%

Cost of Sales 611 538 14%

Gross Profit 356 294 21%

Distribution 12 10 30%

R&D (1) 40 27 48%

SG&A (2) 124 96 28%

Operating Income $ 180 $ 161 12%

Income from Continuing Operations $ 118 $ 107 11%

Diluted EPS from Continuing Operations $ 1.25 $ 1.14 10%

Gross Margin

Q4 2013 Q4 2012 Change

36.8% 35.3% 150 bps

Operating Margin

Q4 2013 Q4 2012 Change

18.6% 19.3% (70) bps

(1) Includes write-off of in-process R&D of $9 million in FY13

(2) Includes restructuring charges of $3 million in FY13 and $2 million in FY12 Quality Affordable Healthcare Products™

7

Perrigo Consolidated – Q4 FY 2013 Adjusted Financials*

From Continuing Operations

Q4 2013 Q4 2012 % Change Change as a

($ in millions, except per share amounts) Y/Y % to sales

Net Sales $ 967 $ 832 16%

Adjusted Cost of Sales 587 524 12%

Adjusted Gross Profit 380 307 24% 240 bps

Distribution 12 10 30%

Adjusted R&D 31 26 18%

Adjusted SG&A 112 90 24%

Adjusted Operating Income $ 225 $ 182 24% 140 bps

Adjusted Income from Continuing Operations $ 148 $ 121 22% 80 bps

Adjusted Diluted EPS from Continuing Operations $ 1.57 $ 1.28 23%

Adjusted Gross Margin

Q4 2013 Q4 2012 Change

39.3% 36.9% 240 bps

Adjusted Operating Margin

Q4 2013 Q4 2012 Change

23.3% 21.9% 140 bps

Adj. Gr. Margin Q4’13-Q4’11

40% 39% 39.3% 38% 37% 36.9% 36% 35% 35.6% 34% 33% Q4 2013 Q4 2012 Q4 2011

Adj. Op. Margin Q4’13-Q4’11 24% 23% 23.3% 22% 21% 21.9%

20%

19% 19.5%

18%

17%

Q4 2013 Q4 2012 Q4 2011

*See attached financial schedule for reconciliation to GAAP numbers Quality Affordable Healthcare Products™

8

Perrigo Consolidated – FY 2013 Adjusted Financials*

From Continuing Operations

Change as

FY 2013 FY 2012 % Change a % to

($ in millions, except per share amounts) Y/Y sales**

Net Sales $ 3,540 $ 3,173 12%

Adjusted Cost of Sales 2,179 1,995 9%

Adjusted Gross Profit 1,361 1,178 16% 130 bps

Adjusted Operating Expenses 556 491 13%

Adjusted Operating Income $ 805 $ 687 17% 110 bps

Adjusted Income from Continuing Ops $ 530 $ 469 13% 20 bps

Adjusted Diluted EPS from Continuing Ops $ 5.61 $ 4.99 12%

Adjusted Gross Margin

FY 2013 FY 2012 Change**

38.5% 37.1% 130 bps

Adjusted Operating Margin

FY 2013 FY 2012 Change**

22.8% 21.6% 110 bps

*See attached financial schedule for reconciliation to GAAP numbers

9 **Adjusted margin changes as a % to sales may not calculate due to rounding Quality Affordable Healthcare Products™

Net Sales Performance by Segment – Adjusted Financials*

($ in millions) Q4 2013 Q4 2012 % Change Y/Y

Consolidated Perrigo $ 967 $ 832 16%

Adjusted Operating Income 225 182 24%

Consumer Healthcare 563 484 16%

Adjusted Operating Income 113 87 30%

Nutritionals 150 135 11%

Adjusted Operating Income 24 20 22%

Rx Pharmaceuticals 195 157 24%

Adjusted Operating Income 83 61 36%

API 41 38 6%

Adjusted Operating Income 11 18 (42%)

10*See attached financial schedule for reconciliation to GAAP numbers Quality Affordable Healthcare Products™

All Category Update – 52 Weeks

Store Brand National Brand Category

6.4% Total OTC 1.7%

3.3%

-3.6% 11.2% Diabetes

2.1%

5.5% Analgesics -0.6%

2.0%

6.3%

Cough, Cold, Allergy, Sinus 9.1%

8.2%

8.5% Gastrointestinal -7.3% -1.4%

4.0% Smoking Cessation -0.5%

2.1%

2.2%

Vitamins (*VMS) 8.0%

6.2%

7.5% Infant Formula 2.8%

3.0%

-10% -5% 0% 5% 10% 15%

*Vitamins, Minerals, and Supplements

11 Source: IRI 52 Week Data through June 30, 2013; FDMx Quality Affordable Healthcare Products™

Consumer Healthcare Segment – Adjusted Financials*

Q4 2013 Q4 2012 % Change Change as a

($ in millions) Y/Y % to sales**

Net Sales $ 563 $ 484 16%

Adjusted Cost of Sales 360 330 9%

Adjusted Gross Profit 202 154 31% 410 bps

Adjusted Operating Expenses 90 67 33%

Adjusted Operating Income $ 113 $ 87 30% 210 bps

Adjusted Gross Margin

Q4 2013 Q4 2012 Change**

36.0% 31.9% 410 bps

Adjusted Operating Margin

Q4 2013 Q4 2012 Change**

20.0% 18.0% 210 bps

Positive Impacts Negative Offsets

Animal Health Lower sales in GI and analgesics

Production efficiencies

New products

Gross margin flow- Higher DSG&A due to through Animal Health

*See attached financial schedule for reconciliation to GAAP numbers

12 **Adjusted margin changes as a % to sales may not calculate due to rounding Quality Affordable Healthcare Products™

Nutritionals Segment – Adjusted Financials*

Q4 2013 Q4 2012 % Change Change as a

($ in millions) Y/Y % to sales**

Net Sales $ 150 $ 135 11%

Adjusted Cost of Sales 106 95 12%

Adjusted Gross Profit 43 40 7% (90) bps

Adjusted Operating Expenses 19 20 (7%)

Adjusted Operating Income $ 24 $ 20 22% 150 bps

Positive Impacts Negative Offsets

Adjusted Gross Margin • Higher VMS sales

Q4 2013 Q4 2012 Change**

28.9% 29.7% (90) bps

Adjusted Operating Margin • Lower employee and

marketing related

Q4 2013 Q4 2012 Change** expenses

16.4% 14.9% 150 bps

*See attached financial schedule for reconciliation to GAAP numbers

13 **Adjusted margin changes as a % to sales may not calculate due to rounding Quality Affordable Healthcare Products™

Rx Segment – Adjusted Financials*

Q4 2013 Q4 2012 % Change Change as a

($ in millions) Y/Y % to sales

Net Sales $ 195 $ 157 24%

Adjusted Cost of Sales 86 76 13%

Adjusted Gross Profit 109 81 35% 440 bps

Adjusted Operating Expenses 26 20 30%

Adjusted Operating Income $ 83 $ 61 36% 380 bps

Positive Impacts Negative Offsets

Adjusted Gross Margin • Acquisitions

Q4 2013 Q4 2012 Change • Product mix

56.0% 51.6% 440 bps

Adjusted Operating Margin • Gross margin flow- • Rosemont

through

Q4 2013 Q4 2012 Change • Higher DSG&A in dollars

and as a percentage of

42.7% 38.9% 380 bps sales

14 *See attached financial schedule for reconciliation to GAAP numbers Quality Affordable Healthcare Products™

API Segment – Adjusted Financials*

Q4 2013 Q4 2012 % Change Change as a

($ in millions) Y/Y % to sales**

Net Sales $ 41 $ 38 6%

Adjusted Cost of Sales 22 12 77%

Adjusted Gross Profit 19 26 (27%) (2,110) bps

Operating Expenses 9 8 6%

Adjusted Operating Income $ 11 $ 18 (42%) (2,110) bps

Positive Impacts Negative Offsets

Adjusted Gross Margin • Conclusion of customer’s

180-day exclusivity on a

Q4 2013 Q4 2012 Change specific product

46.9% 68.1% (2,110) bps

Adjusted Operating Margin

Q4 2013 Q4 2012 Change

25.7% 46.8% (2,110) bps

*See attached financial schedule for reconciliation to GAAP numbers

15 **Adjusted margin changes as a % to sales may not calculate due to rounding Quality Affordable Healthcare Products™

Perrigo FY14 Segment Guidance*

FY 2014 Guidance

8/15/13 Conference

Call

CONSUMER HEALTHCARE

Revenue Growth Y/Y 10%— 14%

Adjusted Gross Margin % 33%— 37%

Adjusted Operating Margin % 18%— 22%

NUTRITIONALS

Revenue Growth Y/Y 8%—12%

Adjusted Gross Margin % 26%— 30%

Adjusted Operating Margin % 12%— 16%

RX PHARMACEUTICALS

Revenue Growth Y/Y 25%— 29%

Adjusted Gross Margin % 58%— 62%

Adjusted Operating Margin % 46%— 50%

API

Revenue Growth Y/Y 3%— 8%

Adjusted Gross Margin % 52%— 56%

Adjusted Operating Margin % 32%— 36%

Legend:

16 *See attached financial schedule for reconciliation to GAAP numbers Y/Y = Year over Year Quality Affordable Healthcare Products™

Perrigo FY14 Consolidated & EPS Guidance*

	FY 2014 Guidance 8/15/13 Conference Call
CONSOLIDATED PERRIGO	
Revenue Growth Y/Y	**12% - 16%**
Adjusted Gross Margin %	**38% - 42%**
R&D as % to Net Sales	**~3.5%**
Adjusted DSG&A as % to Net Sales	**~12.5%**
Adjusted Operating Margin %	**23% - 25%**
Effective Tax Rate	**30% - 32%**
Adjusted Diluted EPS	**$6.35 - $6.60**
Y/Y Growth	**13% - 18%**
Y/Y Growth w/out Discrete Tax†	**15% - 19%**
Operating Cash Flow	**$650M - $700M**
CAPEX	**$150M - $185M**

† Implied Y/Y Growth Without Discrete Tax Items Reconciliation

	FY 2013	FY 2014 Guidance
Adjusted Diluted EPS	**$5.61**	**$6.35 - $6.60**
Less: Discrete Tax Items	**(0.08)**	
Adjusted Diluted EPS, Excluding Discrete Tax Items	**$5.53**	**$6.35 - $6.60**
Implied FY Y/Y Adjusted EPS Growth		**13% - 18%**
Implied FY Y/Y Adjusted EPS Growth, Excluding Discrete Tax Items		**15% - 19%**

Legend:
Y/Y = Year over Year
R&D = Research & Development Expense
DSG&A = Distribution, Selling, General & Administrative Expense
CAPEX = Capital Expenditures

Perrigo
Quality Affordable Healthcare Products™

17
**See attached financial schedule for reconciliation to GAAP numbers*

Corporate and Consumer Healthcare Growth – FY14 & Beyond

Publicly disclosed products

Across ALL segments, we expect to launch >75 new products, resulting in >$190M of revenue in FY 2014

Potential Rx to OTC switches

$10B in branded sales potential over the next 5 years

Consumer Healthcare FY14 Pipeline Highlights Branded Sales ($M) SB versions of select Mucinex® Family of products $160 Full year effect of Guaifenesin 600mg ER $135 SB version of Children’s Delsym® Liquid Suspension $100

SB version of Claritin® 24HR LiquidGel $35

18 Quality Affordable Healthcare Products™

Nutritionals Growth – FY14 & Beyond

Publicly disclosed products

Infant Formula SmarTub™

- Upgraded National Brand style package
- Improved usage experience for parents/caregivers
- Global Expansion

North American Formulas

- Organic Toddler
- Dual Prebiotics
- Partially Hydrolyzed & Low Lactose (Compare to Similac Total Comfort)
- Concentrates in Plastic Bottles
- Extensively Hydrolyzed

Chinese Formulas

- Ultra-Premium Stage 1, 2 & 3

CODEX Gold Formulas

- Upgraded to include: prebiotics, lutein & DHA
- Targeting: Latin America, Africa & Middle East



Enfamil
Infant
Similac
ADVANCE
Enfamil
Gentlease
Similac
SENSITIVE
Premium Starter
Milk-Based
Infant Formula
STAGE 1
Premium Follow-Up
Milk-Based
Infant Formula
STAGE 2
Growing Up
Milk-Based
Infant Formula
STAGE 3

Perrigo
Nutritionals

19

Rx Growth – FY14 & Beyond

Publicly disclosed products

34 ANDAs Pending FDA approval

ANDAs represent $5B in branded sales

7 confirmed first-to-file ANDAs

3 first-to-file ANDAs have final approval with later certain launch dates

5 Paragraph IV litigations

Repaglinide Tablets (Prandin®)(Appeals Court victory)

Azelastine Nasal Spray (Astepro®)

Albuterol HFA Inhaler (Proair®)

Testosterone 1.62% Gel (Androgel®)

Testosterone 2% Topical Solution (Axiron®)

4 projects in clinical studies

Rx FY14 Pipeline Highlights Branded Launch

Sales ($M) Status

Generic equivalent to Derma-Smoothe/FS Oil & Lotion ~$25 Launched

Generic equivalent to Cutivate ~19 Launched

>2 Extended topicals >$200

>1 Oral solids >$200

>3 Liquids >$200

>8 products expected to launch in FY14 >$600

20 Pharmaceuticals

Rx Growth – FY14 & Beyond*

Leadership position in multiple technologies

Cobrek – topical foam technologies

Expected to be $0.04 accretive to adjusted EPS in FY13

Rosemont – oral liquid technologies

Expected to be $0.24 accretive to adjusted EPS in first 12-months post-February 11, 2013 close

Fera – ophthalmic technologies

Expected to be $0.12 accretive to adjusted EPS in FY14

*All expected adjusted EPS accretion data as of date of announcement Pharmaceuticals

21

Perrigo – Poised for Continued Growth

Movement from National Brand to Store Brand

Rx to OTC Switches

New Animal Health Store Brand Offering

Infant Formula Conversion to New Containers Continuing Strong Rx Performance Acquisition of Elan

22 Quality Affordable Healthcare Products™

Questions

Appendix

23 Quality Affordable Healthcare Products™

Table I

Table I
PERRIGO COMPANY
RECONCILIATION OF NON-GAAP MEASURES
(in millions, except per share amounts)
(unaudited)

Consolidated	Three Months Ended						% Change	
	June 29, 2013			June 30, 2012				
	GAAP*	Non-GAAP Adjustments*	As Adjusted*	GAAP*	Non-GAAP Adjustments*	As Adjusted*	GAAP	As Adj.
Net sales	$ 967.2	$ —	$ 967.2	$ 831.8	$ —	$ 831.8	16%	16%
Cost of sales	611.0	23.9 (a,b)	587.1	537.9	13.4 (a)	524.5	14%	12%
Gross profit	356.2	23.9	380.1	293.9	13.4	307.3	21%	24%
Operating expenses								
Distribution	12.5	—	12.5	9.6	—	9.6	30%	30%
Research and development	30.9	—	30.9	27.0	0.8 (f)	26.3	14%	18%
Selling and administration	120.8	9.3 (a,c)	111.5	94.6	5.0 (a)	89.6	28%	24%
Write-off of in-process research and development	9.0	9.0 (d)	—	—	—	—	-	-
Restructuring	2.9	2.9 (e)	—	1.7	1.7 (g)	—	73%	-
Total operating expenses	176.1	21.2	154.9	132.9	7.5	125.5	32%	23%
Operating income	180.1	45.1	225.2	160.9	20.9	181.8	12%	24%
Interest, net	18.6	—	18.6	15.9	—	15.9	17%	17%
Other expense, net	0.1	—	0.1	0.7	—	0.7	-90%	-90%
Pre-tax income from cont. ops.	161.4	45.1	206.6	144.3	20.9	165.2	12%	25%
Income tax expense	43.0	15.5 (m)	58.5	37.3	7.0 (m)	44.3	15%	32%
Income from continuing operations	$ 118.5	$ 29.6	$ 148.1	$ 107.1	$ 13.9	$ 120.9	11%	22%
Diluted EPS from cont. ops.	$ 1.25		$ 1.57	$ 1.14		$ 1.28	10%	23%
Diluted weighted average shares outstanding	94.6		94.6	94.3		94.3		
Effective tax rate	26.6%		28.3%	25.8%		26.8%		
Gross margin	*36.8%*		*39.3%*	*35.3%*		*36.9%*		
Operating margin	*18.6%*		*23.3%*	*19.3%*		*21.9%*		

** Amounts may not sum or cross-foot due to rounding*
(a) Acquisition-related amortization
(b) Inventory step-up of $1.2 million
(c) Acquisition and other integration-related costs of $3.0 million
(d) Write-off of in-process R&D related to the Paddock acquisition
(e) Restructuring charges related to Velcera
(f) Net charge related to acquired R&D and proceeds from the sale of IPR&D projects
(g) Restructuring charges related to Florida
(h) Inventory step-ups of $10.8 million
(i) Acquisition and other integration-related costs of $9.5 million
(j) Inventory step-up of $27.2 million
(k) Proceeds from sale of pipeline development projects of $3.5 million
(l) Acquisition and severance costs of $9.4 million
(m) Total tax effect for non-GAAP pre-tax adjustments

24

Perrigo
Quality Affordable Healthcare Products™

Table I
(Continued)

Table I
PERRIGO COMPANY
RECONCILIATION OF NON-GAAP MEASURES
(in millions, except per share amounts)
(unaudited)

Consolidated	Fiscal Year Ended June 29, 2013 GAAP*	June 29, 2013 Non-GAAP Adjustments*	June 29, 2013 As Adjusted*	June 30, 2012 GAAP*	June 30, 2012 Non-GAAP Adjustments*	June 30, 2012 As Adjusted*	% Change GAAP	% Change As Adj.
Net sales	$ 3,539.8	$ —	$ 3,539.8	$ 3,173.2	$ —	$ 3,173.2	12%	12%
Cost of sales	2,259.8	81.1 (a,h)	2,178.7	2,077.7	82.2 (a,j)	1,995.4	9%	9%
Gross profit	1,280.0	81.1	1,361.1	1,095.6	82.2	1,177.8	17%	16%
Operating expenses								
Distribution	47.5	—	47.5	39.1	—	39.1	21%	21%
Research and development	115.2	—	115.2	105.8	(2.8) (f,k)	108.5	9%	6%
Selling and administration	426.3	33.2 (a,i)	393.1	372.7	29.1 (a,l)	343.6	14%	14%
Write-off of in-process research and deve	9.0	9.0 (d)	—	—	—	—	-	-
Restructuring	2.9	2.9 (e)	—	8.8	8.8 (g)	—	-67%	-
Total operating expenses	600.9	45.1	555.8	526.4	35.1	491.3	14%	13%
Operating income	679.1	126.2	805.3	569.2	117.4	686.6	19%	17%
Interest, net	65.8	—	65.8	60.7	—	60.7	8%	8%
Other expense (income), net	0.9	—	0.9	(3.5)	—	(3.5)	-	-
Losses on sales of investments	4.7	4.7	—	—	—	—	-	-
Pre-tax income from cont. ops.	607.7	130.9	738.6	512.0	117.4	629.3	19%	17%
Income tax expense	165.8	43.1 (m)	208.9	119.0	41.0 (m)	160.0	39%	31%
Income from continuing operations	$ 441.9	$ 87.8	$ 529.7	$ 393.0	$ 76.4	$ 469.4	12%	13%
Diluted EPS from cont. ops.	$ 4.68		$ 5.61	$ 4.18		$ 4.99	12%	12%
Diluted weighted average shares outstanding	94.5		94.5	94.1		94.1		
Effective tax rate	27.3%		28.3%	23.2%		25.4%		
Gross margin	*36.2%*		*38.5%*	*34.5%*		*37.1%*		
Operating margin	*19.2%*		*22.8%*	*17.9%*		*21.6%*		

** Amounts may not sum or cross-foot due to rounding*
(a) Acquisition-related amortization
(b) Inventory step-up of $1.2 million
(c) Acquisition and other integration-related costs of $3.0 million
(d) Write-off of in-process R&D related to the Paddock acquisition
(e) Restructuring charges related to Velcera
(f) Net charge related to acquired R&D and proceeds from the sale of IPR&D projects
(g) Restructuring charges related to Florida
(h) Inventory step-ups of $10.8 million
(i) Acquisition and other integration-related costs of $9.5 million
(j) Inventory step-up of $27.2 million
(k) Proceeds from sale of pipeline development projects of $3.5 million
(l) Acquisition and severance costs of $9.4 million
(m) Total tax effect for non-GAAP pre-tax adjustments

Perrigo
Quality Affordable Healthcare Products™

25

Table II

Table II
PERRIGO COMPANY
REPORTABLE SEGMENTS
RECONCILIATION OF NON-GAAP MEASURES
(in millions)
(unaudited)

Consumer Healthcare	Three Months Ended							
	June 29, 2013			June 30, 2012			% Change	
	GAAP*	Non-GAAP Adjustments*	As Adjusted*	GAAP*	Non-GAAP Adjustments*	As Adjusted*	GAAP	As Adj.
Net sales	$ 562.5	$ —	$ 562.5	$ 484.0	$ —	$ 484.0	16%	16%
Cost of sales	363.4	3.2 (a)	360.2	330.8	1.0 (a)	329.8	10%	9%
Gross profit	199.1	3.2	202.3	153.2	1.0	154.2	30%	31%
Operating expenses	97.2	7.6 (a,b)	89.6	68.7	1.4 (a)	67.3	41%	33%
Operating income	$ 101.9	$ 10.8	$ 112.7	$ 84.5	$ 2.4	$ 86.9	21%	30%
Gross margin	*35.4%*		*36.0%*	*31.6%*		*31.9%*		
Operating margin	*18.1%*		*20.0%*	*17.5%*		*18.0%*		

Nutritionals	Three Months Ended							
	June 29, 2013			June 30, 2012			% Change	
	GAAP*	Non-GAAP Adjustments*	As Adjusted*	GAAP*	Non-GAAP Adjustments*	As Adjusted*	GAAP	As Adj.
Net sales	$ 149.7	$ —	$ 149.7	$ 135.3	$ —	$ 135.3	11%	11%
Cost of sales	109.5	3.1 (a)	106.5	98.1	3.0 (a)	95.1	12%	12%
Gross profit	40.1	3.1	43.2	37.2	3.0	40.2	8%	7%
Operating expenses	23.0	4.3 (a)	18.7	25.4	5.3 (a,c)	20.1	-10%	-7%
Operating income	$ 17.2	$ 7.3	$ 24.5	$ 11.8	$ 8.3	$ 20.1	45%	22%
Gross margin	*26.8%*		*28.9%*	*27.5%*		*29.7%*		
Operating margin	*11.5%*		*16.4%*	*8.7%*		*14.9%*		

** Amounts may not sum or cross-foot due to rounding*
(a) Acquisition-related amortization
(b) Restructuring and other integration-related charges of $5.6 million related to Velcera
(c) Restructuring charges of $1.7 million related to Florida
(d) Write-off of in-process R&D of $9.0 million related to the Paddock acquisition
(e) Net charge related to acquired R&D and proceeds from the sale of IPR&D projects

26

Perrigo
Quality Affordable Healthcare Products™

Table II
(Continued)

Table II
PERRIGO COMPANY
REPORTABLE SEGMENTS
RECONCILIATION OF NON-GAAP MEASURES
(in millions)
(unaudited)

Rx Pharmaceuticals	Three Months Ended							
	June 29, 2013			June 30, 2012			% Change	
	GAAP*	Non-GAAP Adjustments*	As Adjusted*	GAAP*	Non-GAAP Adjustments*	As Adjusted*	GAAP	As Adj.
Net sales	$ 194.7	$ —	$ 194.7	$ 157.0	$ —	$ 157.0	24%	24%
Cost of sales	102.4	16.7 (a)	85.7	84.5	8.5 (a)	76.0	21%	13%
Gross profit	92.3	16.7	109.0	72.5	8.5	81.0	27%	35%
Operating expenses	35.1	9.1 (a,d)	25.9	20.7	0.8 (e)	19.9	70%	30%
Operating income	$ 57.2	$ 25.8	$ 83.0	$ 51.8	$ 9.3	$ 61.1	10%	36%
Gross margin	*47.4%*		*56.0%*	*46.2%*		*51.6%*		
Operating margin	*29.4%*		*42.7%*	*33.0%*		*38.9%*		

API	Three Months Ended							
	June 29, 2013			June 30, 2012			% Change	
	GAAP*	Non-GAAP Adjustments*	As Adjusted*	GAAP*	Non-GAAP Adjustments*	As Adjusted*	GAAP	As Adj.
Net sales	$ 40.9	$ —	$ 40.9	$ 38.4	$ —	$ 38.4	6%	6%
Cost of sales	22.2	0.5 (a)	21.7	12.8	0.5 (a)	12.3	74%	77%
Gross profit	18.7	0.5	19.2	25.7	0.5	26.2	-27%	-27%
Operating expenses	8.7	—	8.7	8.2	—	8.2	6%	6%
Operating income	$ 10.0	$ 0.5	$ 10.5	$ 17.5	$ 0.5	$ 18.0	-43%	-42%
Gross margin	*45.7%*		*46.9%*	*66.8%*		*68.1%*		
Operating margin	*24.5%*		*25.7%*	*45.6%*		*46.8%*		

** Amounts may not sum or cross-foot due to rounding*
(a) Acquisition-related amortization
(b) Restructuring and other integration-related charges of $5.6 million related to Velcera
(c) Restructuring charges of $1.7 million related to Florida
(d) Write-off of in-process R&D of $9.0 million related to the Paddock acquisition
(e) Net charge related to acquired R&D and proceeds from the sale of IPR&D projects

27

Perrigo
Quality Affordable Healthcare Products™

Table III

Table III PERRIGO COMPANY

FY 2014 GUIDANCE AND FY 2013 EPS

RECONCILIATION OF NON-GAAP MEASURES

(unaudited)

Fiscal 2014 Guidance

FY14 reported diluted EPS range (1) $5.51—$5.76

Acquisition-related amortization (1,2) 0.84

FY14 adjusted diluted EPS range (1) $6.35—$6.60

Fiscal 2013

FY13 reported diluted EPS $4.68

Acquisition-related amortization (2) 0.668

Charges associated with inventory step-ups 0.077

Charges associated with acquisition, severance and other integration-related costs 0.061

Charge associated with write-off of in-process R&D 0.059

Losses on sales of investments 0.047

Charge associated with restructuring 0.018

FY13 adjusted diluted EPS $5.61

(1) Does not include any estimate related to the Elan transaction.

(2) Amortization of acquired intangible assets related to business combinations and asset acquisitions.

28 Quality Affordable Healthcare Products™

Table IV

Table IV PERRIGO COMPANY

FY 2014 GUIDANCE

RECONCILIATION OF NON-GAAP MEASURES

(unaudited)

Fiscal 2014 Guidance

Consolidated

Reported consolidated gross margin range (1) 35.7% —39.7%

Acquisition-related amortization (1,2) 2.3%

Adjusted consolidated gross margin range (1) 38% —42%

Reported distribution, sales, general and administrative expense as % of net sales (1) 13.1%

Acquisition-related amortization (1,2) -0.6%

Adjusted distribution, sales, general and administrative expense as % of net sales (1) 12.5%

Reported consolidated operating margin range (1) 20.1% —22.1%

Acquisition-related amortization (1,2) 2.9%

Adjusted consolidated operating margin range (1) 23% —25%

Consumer Healthcare

Reported gross margin range 32.4% —36.4%

Acquisition-related amortization (2) 0.6%

Adjusted gross margin range 33% —37%

Reported operating margin range 17.1% —21.1%

Acquisition-related amortization (2) 0.9%

Adjusted operating margin range 18% —22%

(1) Does not include any estimate related to the Elan transaction.

(2) Amortization of acquired intangible assets related to business combinations and asset acquisitions.

29 Quality Affordable Healthcare Products™

Table IV

Table IV PERRIGO COMPANY

FY 2014 GUIDANCE

(Continued) RECONCILIATION OF NON-GAAP MEASURES

(unaudited)

Fiscal 2014 Guidance

Nutritionals

Reported gross margin range 23.8% —27.8%

Acquisition-related amortization (2) 2.2%

Adjusted gross margin range 26% —30%

Reported operating margin range 6.8%—10.8%

Acquisition-related amortization (2) 5.2%

Adjusted operating margin range 12% —16%

Rx Pharmaceuticals

Reported gross margin range 50.9% —54.9%

Acquisition-related amortization (2) 7.1%

Adjusted gross margin range 58% —62%

Reported operating margin range 38.9% —42.9%

Acquisition-related amortization (2) 7.1%

Adjusted operating margin range 46% —50%

API

Reported gross margin range 50.9% —54.9%

Acquisition-related amortization (2) 1.1%

Adjusted gross margin range 52% —56%

Reported operating margin range 30.9% —34.9%

Acquisition-related amortization (2) 1.1%

Adjusted operating margin range 32% —36%

(1) Does not include any estimate related to the Elan transaction.

(2) Amortization of acquired intangible assets related to business combinations and asset acquisitions.

30 Quality Affordable Healthcare Products™

Table V

Table V PERRIGO COMPANY

RECONCILIATION OF NON-GAAP MEASURES

(in millions)

(unaudited)

6/29/2013*

Total debt $ 1,974.1 Consolidated Q4 FY11*

Less: Cash and cash equivalents (779.9) Net sales $ 704.6

Total net debt 1,194.2

Total shareholders’ equity 2,332.6 Reported gross profit $ 242.3

Total capital $ 3,526.7 Acquisition-related amortization (1) 8.4

Adjusted gross profit $ 250.7

Net debt to total capital ratio 33.9%

Adjusted gross margin 35.6%

Nutritionals Q3 FY13* Reported operating income $ 123.3

Net sales $ 133.3 Acquisition-related amortization (1) 12.4

Restructuring 1.0

Reported gross profit $ 31.0 Acquisition costs 0.8

Acquisition-related amortization (1) 3.1 Adjusted operating income $ 137.6

Adjusted gross profit $ 34.0 Adjusted operating margin 19.5%

Adjusted gross margin 25.5%

* Amounts may not sum due to rounding

Reported operating income $ 7.0 (1) Amortization of acquired intangible assets related to business

Acquisition-related amortization (1) 7.3 combinations and asset acquisitions

Adjusted operating income $ 14.3

Adjusted operating margin 10.7%

31 Quality Affordable Healthcare Products™

Table VI

Table VI PERRIGO COMPANY

RECONCILIATION OF NON-GAAP MEASURES

(in millions)

(unaudited)

Fiscal Year Ended Change

Consolidated June 29, 2013* June 30, 2012%

Net sales, as reported $ 3,539.8 $ 3,173.2 12%

Less: FY13 acquisitions (1) (147.3) — -

Less: FY12 acquisitions (2) (37.3) — -

Net sales, organic $ 3,355.1 $ 3,173.2 6%

* Amounts may not sum due to rounding

(1) Net sales from the acquisitions of Sergeant’s Pet Care Products, Inc., Rosemont Pharmaceuticals Ltd.,

Velcera, Inc. and Fera Pharmaceuticals LLC, which were acquired on Oct. 1, 2012, Feb . 11, 2013, April 1,

2013 and June 17, 2013, respectively.

(2) Net sales from the acquisitions of Paddock Laboratories, Inc. and CanAm Care LLC, which were acquired on July 26, 2011 and Jan. 6, 2012, respectively.

32 Quality Affordable Healthcare Products™

Table VII

Table VII PERRIGO COMPANY

RECONCILIATION OF NON-GAAP MEASURES

(unaudited)

Cobrek

Fiscal 2013 Guidance

FY13 Cobrek accretion—reported diluted EPS $0.01

Deal-related amortization (1) 0.02

Charge associated with severance costs 0.01

FY13 Cobrek accretion—adjusted diluted EPS $0.04

First 12 Months Accretion

Post-Closing Rosemont

Rosemont accretion first 12 months post-close—reported diluted EPS $0.09

Acquisition-related amortization (1) 0.11

Charge associated with inventory step-up 0.02

Charges associated with acquisition costs 0.01

Rosemont accretion first 12 months post-close—adjusted diluted EPS $0.24

Fera

Fiscal 2014 Guidance

FY14 Fera accretion—reported diluted EPS $0.07

Acquisition-related amortization (1) 0.05

FY14 Fera accretion—adjusted diluted EPS $0.12

(1) Amortization of acquired intangible assets related to business combinations and asset acquisitions.

33 Quality Affordable Healthcare Products™